600 Third Avenue, 42nd Floor, New York, NY 10016 ● (212) 684-0199

September 11, 2023	Daniel L. McAvoy (212) 413-2844 (917) 725-8511 Fax dmcavoy@polsinelli.com

VIA EDGAR

Mr. Brian Fetterolf

Mr. Donald Field

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Vestible Assets, LLC Draft Offering Statement on Form 1-A Submitted July 28, 2023 CIK No. 0001984345

Ladies and Gentlemen:

On behalf of our client, Vestible Assets, LLC (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-captioned offering statement on Form 1-A (the “Offering Statement”). In connection with this letter, the Company is today filing Amendment No. 1 to the Offering Statement (the “Amendment”) via EDGAR.

For your convenience, each of the Staff’s comments included in its letter dated August 18, 2023 is reprinted below in italics, and is followed by the Company’s response. Capitalized terms used and not defined herein have the meanings ascribed to such terms in the Amendment.

Draft Offering Statement on Form 1-A submitted on July 28, 2023

Risk Factors

“There is no way to guarantee that any individual player will produce sufficient (or any) professional sports income . . . .”, page 15

1.	Please provide, here or as a new risk factor, more robust disclosure highlighting that you will pay 80% of the proceeds from this offering to Browning and receive 1% of his future gross sports income, as you state on page 39. As appropriate, address the risk that it may take a significant amount of time for investors to recover their initial investment due to such terms.

RESPONSE: The Company has expanded its disclosures on pages 15 and 21 of the Amendment to more clearly highlight the terms of the agreement with Baron Browning.

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September 11, 2023

Athlete Overview, page 39

2.	Please refer to the second paragraph and the disclosure that “the remaining Brand Income available under Baron’s player contract with the Broncos will be $2,297,620, none of which is guaranteed. Baron’s contract with the Broncos will expire in 2025.” Please revise to quantify the amounts that the Series BDBR would be entitled to based upon the current Brand Agreement over the remaining term of the existing contract. Consider adding a chart or some other clear presentation so that investors can clearly understand the amounts payable to the Series BDBR per year under the Brand Agreement and any existing player contracts.

RESPONSE: The Company has expanded its disclosures on page 39 of the Amendment to quantify the amounts to which Series BDBR would be entitled based upon the current Brand Agreement over the remaining term of the existing contract.

General

3.	Please provide your analysis as to whether the Brand Agreement with Baron Browning, including your right to receive 1% of Baron Browning’s future gross sports income as a professional football player in the NFL, are “investment securities” as defined in Section 3(a)(2) of the Investment Company Act. In your response, please include any relevant case law, no-action letters or other authorities.

RESPONSE: The Investment Company Act of 1940 (the “Investment Company Act”) defines “investment securities” to include all “securities” except for government securities or securities issued either by employees’ securities companies or by certain majority-owned subsidiaries of the owner. The term “security” under the Investment Company Act includes a long list of assets, including a number of specific types of instruments commonly considered to be securities (stock, promissory notes, etc.), any “investment contract,” any “participation in any profit-sharing agreement” or any other instrument commonly known as a security.1 As the definition of “security” under the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Investment Company Act are “virtually identical,” federal courts have indicated that interpretations of the term “security” under one Act should be applicable to the other Acts. See SEC v. Edwards, 540 U.S. 389, 393 (2004), citing Reves v. Ernst & Young, 494 U.S. 56, 61 n.1 (1990) (holding that the term “security” under the Securities Act and the Exchange Act “may be considered the same”); See also SEC v. Banner Fund Int’l, 211 F.3d 602, 614 (D.C. Cir. 2000) (holding that the definition of the term “security” under the Investment Company is “virtually identical” to the definitions under the Securities Act and the Exchange Act and that “elements of Howey [under the Securities Act] are also applicable to the 1940 Act.”).

The Brand Agreements are not “securities” under the Investment Company Act, and thus not “investment securities” as defined in Section 3(a)(2) of the Investment Company Act of 1940, because the Brand Agreements are not a participation in any profit-sharing agreement, an investment contract, or any other instrument commonly known as a security. In Marine Bank v. Weaver, 455 U.S. 551 (1982), the Supreme Court held that an agreement that gave certain guarantors a share of a company’s profits in exchange for making the guaranty was not considered a “security” because it (i) was a “unique agreement negotiated one-on-one by the parties,” (ii) was not designed to be publicly traded, (iii) was not the type of agreement commonly considered to be a security in the commercial world, and (iv) did not include additional security-like characteristics. In particular, the court in Marine Bank provided that “although the agreement gave the Weavers a share of the Piccirillos’ profits, if any, that provision alone is not sufficient to make that agreement a security.” Id. at 560. See also Landreth Timber Co. v. Landreth, 471 U.S. 681, 689 n.4, 105 S.Ct. 2297, 85 L.Ed.2d 692 (1985) (observing that a court must examine the “economic reality underlying” a profit-sharing agreement—a task that requires uncovering whether the agreement was “privately negotiated”—when determining whether that agreement “falls within the usual concept of a security”); see also Mace Neufeld Productions, Inc. v. Orion Pictures Corp., 860 F.2d 944, 946 (9th Cir. 1988) (citing Marine Bank for the proposition that “a single unique agreement, “negotiated one-on-one” between two parties, that is not ordinarily considered to be a security and that was never designed to be publicly traded, is not a security under the Act”).

1 Under the Investment Company Act, the term “security” is defined as “any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security”, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.

September 11, 2023

Similar to the profit-sharing agreement in Marine Bank, a Brand Agreement is a unique agreement negotiated one-on-one between an athlete and Vestible Assets, LLC (or its affiliate) and is not an instrument that falls within the ordinary concept of a security. In the commercial world, we believe a Brand Agreement is akin to royalty rights in which a party pays to receive a portion of the future income stream of a product, which are not commonly considered securities. In addition, the Brand Agreements are not designed to be traded publicly and, in fact, the agreements expressly prohibit assignment to any third-party. While a Brand Agreement may provide Vestible Assets, LLC a share of a professional athlete’s profits, if any, it does not include additional security-like characteristics. Under Marine Bank, that profit-sharing aspect alone is not sufficient to render a Brand Agreement a security. Therefore, under the principle established in Marine Bank, a Brand Agreement, like the unique agreement in that case, should not be considered a security.

In addition, as explained in Hirk v. Agri-Research Council, Inc., 561 F.2d 96, 102 (7th Cir. 1977), “in order to be covered by the federal securities laws, a certificate of interest or participation in a profit-sharing agreement must contain the same element of commonality as required by Milnarik for an investment contract. The cases cited by Professor Loss demonstrate that courts have made no real distinction between investment contracts and profit-sharing plans. Furthermore, in all these cases [involving a certificate of interest or participation in a profit-sharing agreement] wide-spread public participation in profits was a common characteristic of the securities involved.” A Brand Agreement is between a single series of Vestible Assets, LLC and a single athlete and, by its terms, the Brand Agreement prohibits its assignment to any other third party. With only a single private counterparty in a Brand Agreement—the Company—there is no “wide-spread public participation” and no commonality at the level of the Brand Agreement to support its characterization as a security.

Instead, the broad participation in profits is made pursuant to the interests being issued by Vestible Assets, LLC (the “Interests”). Interest holders have no rights, obligations or any other form of participation in a Brand Agreement. While the Company has the right to receive a portion of the future earnings of an underlying athlete, Interest holders have no right to these profits pursuant to the Brand Agreement or otherwise. The operating agreement of the Company, not the Brand Agreements, is the contract that gives the holders of Interests a potential right to profits. While the Interests themselves could be deemed participations in a profit-sharing arrangement and otherwise would be securities under the Marine Bank analysis, the Company does not deny that the Interests themselves are securities and indeed is seeking to qualify the offering and sale of the Interests, which are also equity securities, under Tier 2 of Regulation A.

As such, the underlying Brand Agreements, which are unique agreements, privately negotiated between two parties and do not involve “wide-spread public participation,” are not securities. The Interests issued by Vestible Assets, LLC are securities, and, accordingly, the Company is seeking to qualify the offer and sale of the Interests pursuant to the Amendment.

September 11, 2023

4.	We note your disclosure on page 20 that “[t]he Company is not registered and will not be registered as an investment company under the Investment Company Act of 1940.” Please provide your analysis as to whether Series BDBR may be considered an “investment company” under the Investment Company Act and, if so, whether any exemptions or exclusions may be applicable. In your response, please cite to any case law, no-action letters or other authorities that you believe may be relevant. Please revise your risk factor entitled “If the Company is required to register under the Investment Company Act . . . “ as appropriate to include a more detailed discussion of such risk and related analysis.

RESPONSE: We believe the various series of the Company (the “Series”) are not required to register under the Investment Company Act because the Series’ assets do not constitute securities for purposes of the Investment Company Act under the analysis described in further detail in response to comment #3 above. Further, even if the Series’ assets do constitute securities, the Series would be eligible for the exemption from registration under Section 3(c)(5)(A) of the Investment Company Act.

Under Section 3(a)(1) of the Investment Company Act of 1940, an “investment company” means any issuer which (A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities; (B) is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or (C) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis. The Series are not engaged and do not propose to engage in the business of issuing face-amount certificates of the installment type, and thus if the Series’ assets are not securities, the Series would not be investment companies within the meaning of the Investment Company Act.

The sole asset of each of the Series is a Brand Agreement with an athlete, entitling such Series to a portion of the future sports earnings paid to such athlete by a professional team, if any. As explained in response to comment #3 above, we do not believe the Brand Agreements constitute securities within the meaning of the Investment Company Act. Thus, since the Series’ assets are not securities, no Series would be an investment company within the meaning of the Investment Company Act.

Alternatively, if the Staff does consider the Brand Agreements to be securities, the Series may rely on an exemption from registration under Section 3(c)(5)(A) of the Investment Company Act. Section 3(c)(5)(A) excludes from the definition of “investment company” any person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in purchasing or otherwise acquiring notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services. The Series are not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and are primarily engaged in purchasing or otherwise acquiring obligations representing part of the sales price of services.

If 55% of the assets of an entity are invested in eligible loans and receivables under Section 3(c)(5)(A), then the entity is “primarily engaged” in such activity. See Econo Lodges of America, Inc., SEC No-Action Letter (Dec. 22, 1989) (“Econo Lodges”); B.C. Ziegler and Co, SEC No-Action Letter (Sept. 11, 1991) (“Ziegler”); Royalty Pharma, SEC No-Action Letter (August 13, 2010) (“Royalty Pharma”). Loans and receivables are eligible if they represent part or all of the sales price of merchandise, insurance, or services. The Staff has further clarified that there must be “a direct nexus between the obligation being purchased and the sale of specific merchandise or services.” See Royalty Pharma at 5.

Here the Brand Agreements will comprise all of the Series’ assets and – with each of them representing a portion of the sports income payable to an athlete by a professional sports team – such interests are eligible obligations under Section 3(c)(5)(A). Pursuant to a Brand Agreement, each of the Series is acquiring assignments of payments owed, or that will be owed, to an athlete by a professional sports team. The income that a Series may receive from the assigned payments under a Brand Agreement represents part or all of the sales price of the up-front financing service that the Series (or an affiliate thereof) provides to the athlete under a Brand Agreement, which the athlete may then use to advance his or her athletic career by paying coaches for additional training, obtaining appropriate nutrition and supplements, or even not working a second job that would otherwise cut into the player’s time for training.

September 11, 2023

There is also a direct nexus between the Brand Agreements and the player’s future income in like fashion to that found by the Staff in Royalty Pharma. In Royalty Pharma, the company would, among other things, enter into direct license agreements with licensors or purchase royalty interests in licensing agreements, whereby royalties would be paid to the licensor on the sale of the licensed biopharmaceutical and the licensor would then remit the applicable portion of such royalties to the company. In the present case, a Series purchases the right to receive future income earned by a professional athlete, much like a royalty. The Brand Agreements entitle the Series to collect receivables that are directly based on the earnings of specific players whose careers were aided by the up-front funds made available to them through the Brand Agreements, similar to how the original licensing agreement in Royalty Pharma makes the sale of biopharmaceutical products possible. As such, the Series are primarily engaged in purchasing or otherwise acquiring obligations representing part of the sales price of services, as the Brand Agreements represent the purchase of the right to receive a portion of an athlete’s future professional sports earnings, in exchange for an up-front payment to advance such athlete’s sports career. Therefore, if the Brand Agreements are deemed securities by the Staff, the Series are exempt under Section 3(c)(5)(A) of the Investment Company Act.

We further note that numerous issuers with similar underlying assets have been able to either register with the SEC or qualify their offerings with the SEC under Regulation A without needing to register as an investment company. These include Fantex, Inc. (future income of NFL players under agreements that are substantially similar to the Brand Agreements), Patents Professional, Inc. (rights to future profits from patents funded by the issuer but commercialized by inventors), RoyaltyTraders LLC d/b/a SongVest (royalty sharing arrangements for album sales) and Royalty Pharma plc (royalties for the commercialization of therapeutics purchased from the biopharmaceutical companies that developed those treatments).

The Company has expanded its disclosures in the relevant risk factor on page 20 of the Amendment to include a more detailed discussion of the risk and analysis relating to registration under the Investment Company Act.

* * *

If you have any questions or would like further information with regard to the foregoing, please do not hesitate to contact the undersigned by phone at 212-413-2844 or by email at dmcavoy@polsinelli.com.

Sincerely

/s/ Daniel L. McAvoy

Daniel L. McAvoy

cc: Parker Graham, Chief Executive Officer of Vestible, Inc., the Manager of Vestible Assets, LLC